Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2011	2010	2011	2010
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$118,783	$100,477	$236,502	$199,735

Interest and other debt expense	17,268	20,477	47,654	44,983

Interest portion of rental expense	207	218	568	285

Earnings before fixed charges	$136,258	$121,172	$284,724	$245,003

Fixed charges:

Interest and other debt expense	$17,268	$20,477	$47,654	$44,983

Interest portion of rental expense	207	218	568	285

Capitalized interest	190	123	551	318

Total fixed charges	$17,665	$20,818	$48,773	$45,586

Ratio of earnings to fixed charges	7.71	5.82	5.84	5.37